UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                              ALFACELL CORPORATION
                    -----------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    015404106
                                  -------------
                                 (CUSIP Number)

                                  July 10, 1998
                                -----------------
             (Date of Event Which Requires Filing of the Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                            [_]   Rule 13d-1(b)
                                            [X]   Rule 13d-1(c)
                                            [_]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

CUSIP NO. 015404106                    13G                    page 2 of 12 pages
----------


     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Paramount Capital Asset Management, Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)[_] (b)[_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
           OO (see Item 3 below)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                       [_]
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                 NUMBER OF                     7      SOLE VOTING POWER
                  SHARES                              None
               BENEFICIALLY                    8      SHARED VOTING POWER
                 OWNED BY                             2,019,800
                   EACH                        9      SOLE DISPOSITIVE POWER
                 REPORTING                            None
                  PERSON                      10      SHARED DISPOSITIVE POWER
                   WITH                               2,019,800




    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,019,800

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.1%

    14     TYPE OF REPORTING PERSON*
           CO

---------- -------------------------------

CUSIP NO. 015404106                    13G                    page 3 of 12 pages
----------


     1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aries Domestic Fund, L.P.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)[_]   (b)[_]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS* OO (see Item 3 below)

     5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEM 2(d) or 2(e)

                                                       [_]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF           7      SOLE VOTING POWER
           SHARES                      None
        BENEFICIALLY           8      SHARED VOTING POWER
          OWNED BY                     651,100
            EACH               9      SOLE DISPOSITIVE POWER
          REPORTING                    None
           PERSON             10      SHARED DISPOSITIVE POWER
            WITH                       651,100




    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           651,100

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.7%

    14     TYPE OF REPORTING PERSON*
           PN

CUSIP NO. 015404106                    13G                    page 4 of 12 pages
----------


    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Aries Trust

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[_]
                                                                  (b)[_]
    3     SEC USE ONLY


    4     SOURCE OF FUNDS* OO (see Item 3 below)

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                            [_]
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

                   NUMBER OF                    7     SOLE VOTING POWER
                    SHARES                             None
                 BENEFICIALLY                   8     SHARED VOTING POWER
                   OWNED BY                            1,368,700
                     EACH                       9     SOLE DISPOSITIVE POWER
                   REPORTING                           None
                    PERSON                     10     SHARED DISPOSITIVE POWER
                     WITH                              1,368,700



   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,368,700

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [_]
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

   14     TYPE OF REPORTING PERSON* OO (see Item 2)

CUSIP NO. 015404106                    13G                    page 5 of 12 pages
----------


     1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lindsay A. Rosenwald, M.D.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[_]
                                                                    (b)[_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS* OO (see Item 3 below)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                   [_]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                 NUMBER OF                     7      SOLE VOTING POWER
                  SHARES                               None
               BENEFICIALLY                    8      SHARED VOTING POWER
                 OWNED BY                              2,019,800
                   EACH                        9      SOLE DISPOSITIVE POWER
                 REPORTING                             None
                  PERSON                      10      SHARED DISPOSITIVE POWER
                   WITH                                2,019,800


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,019,800

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          [_]
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.1%

    14    TYPE OF REPORTING PERSON*
          IN

Item 1.

          (a)  Name of Issuer:

               Alfacell Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               Alfacell Corporation
               225 Bellville Ave.
               Bloomfield, NJ 07003
               973-748-8082

Item 2.

          (a)  Name of Person Filing:

               This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, a Class of the Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

               Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware, and is the Investment Manager to Aries Trust, a Cayman Islands Trust.

          (b)  Address of Principal Business Office or, if None, Residence:

               Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c)  Citizen:

               Dr. Rosenwald is a citizen of the United States.

          (d)  Title of Class of Securities:

               Common Stock, $0.001 par value ("shares").

          (e)  CUSIP#:

               015404106

Item 3.   Check the box if this statement is filed pursuant to Rule 13d-1(c)
                                                                         [X]

Item 4.        Ownership:

               For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Material to be Filed as Exhibits:

Exhibit A -       Copy of an  Agreement  between  Dr.  Rosenwald,  Paramount
                  Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13G on behalf of each of them.

Exhibit B -       List of  executive  officers  and  directors  of Paramount
                  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -       List of executive  officers  and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 20, 1998
          New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      -------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                 ARIES DOMESTIC FUND, L.P.
                                    By  Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:   July 20, 1998
          New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                       -------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                 THE ARIES TRUST
                                 By Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated:   July 20, 1998
          New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                      -------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:   July 20, 1998
         New York, NY              By  /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G



         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Alfacell Corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 20, 1998
          New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                 ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                   General Partner

Dated:   July 20, 1998
          New York, NY             By /s/ Lindsay A. Rosenwald   M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                 THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                   Investment Manager

Dated:   July 20, 1998
          New York, NY             By /s/ Lindsay A. Rosenwald   M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President
Dated:   July 20, 1998
          New York, NY             By  /s/ Lindsay Rosenwald, M.D.
                                       ---------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                         PRINCIPAL OCCUPATION
         NAME                            OR EMPLOYMENT

Lindsay A. Rosenwald, M.D. Chairman of the Board, President of Paramount Capital
                           Asset Management, Inc., Paramount Capital
                           Investments LLC and Paramount Capital, Inc.

Peter Morgan Kash          Director of Paramount Capital Asset Management, Inc.,
                           Inc., Senior Managing Director, Paramount Capital,
                           Inc.

Dr. Yuichi Iwaki           Director of Paramount Capital Asset Management, Inc.,
                           Inc., Professor, University of Southern California
                           School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                        OR EMPLOYMENT

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                                              EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                      OR EMPLOYMENT

Paramount Capital Asset Management, Inc.        Investment Manager

MeesPierson (Cayman) Limited                    Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.